Timothy J. Simpson Executive Vice President and General Counsel

Covanta Holding Corporation
40 Lane Rd
Fairfield, NJ 07004
Tel 973 882 7308
Fax 973 882 7357
Email tsimpson@covantaenergy.com
August 24, 2010
H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
One Station Place
Washington, D.C. 20549

Re:	Covanta Holding Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed: February 22, 2010
Definitive Proxy Statement on Schedule 14A
Filed: April 1, 2010
File No. 001-06732
Dear Mr. Owings:
          As Executive Vice President and General Counsel of Covanta Holding Corporation (the “Company”), I am responding to your letter dated July 28, 2010 to Anthony J. Orlando (the “Comment Letter”), the Company’s President and Chief Executive Officer. To facilitate your review, each comment in the Comment Letter is set forth below in bold type and my corresponding response appears below it in ordinary type.
Form 10-K for Fiscal Year Ended December 31, 2009
Note 1. Organization and Summary of Significant Accounting Policies, page 79
Renewable Energy Credits, page 80
1.	We have reviewed your response to comment 3 in our letter dated June 11, 2010. Although you indicate that recording renewable energy credits (“RECs”) at their estimated fair value on the date they are generated is consistent with the accounting discussed by the FASB in their April 8, 2009 meeting minutes, please note that paragraph 57 of those minutes indicates that all FASB Board members either opposed or were inclined to oppose recognizing a gain upon receipt of credits. Accordingly, please tell us why you believe it is appropriate to record the RECs as income on the date they are generated. In doing so, please cite any registrants that recognize “Day One” gains through income.
     In order to further clarify our position, it is important to provide further background regarding the renewable energy credit (“REC”) programs in which we participate.

     Certain states in which we operate have renewable portfolio standards (“RPS”) whereby load serving entities (“LSEs”), which are utilities, marketers or aggregators who provide electric power to a large number of end-use customers, including retail customers, are required to procure a portion of their power from renewable sources. Alternatively, the LSEs may purchase RECs to satisfy their obligation to purchase renewable energy. The majority of our RECs are generated by our biomass facilities, which are considered renewable energy under the Massachusetts RPS.
     The RECs program is administered by the regional power pool (the “ISO”), which tracks both the power produced and any renewable attributes related to such power. Generators in the ISO maintain an account that tracks both the megawatt hours produced and any related RECs. Three to six months after power from our renewable assets is generated, the ISO credits our account with the RECs. After this time, we can deliver the RECs to third parties, either through a contract or on the open market through the ISO. It should be noted that the time delay between when we generate the power and when we receive the REC is due to the administrative process at the ISO, and not as a result of any further obligations on our part. This administrative process is not substantive, there are no provisions in the RPS under which we will not be granted the RECs. Since the time we have been generating RECs at our qualified facilities, the ISO has always credited our account for the amounts due under the provisions of the RPS and we have subsequently monetized them through contracts with third parties that were entered into around the date we generate the REC.
     Based on our review of the FASB’s discussion in the minutes of the April 8, 2009 meeting related to “day one gains”, we do not believe the scenarios they are discussing are analogous to ours. Paragraph 41 of the minutes state that no board member disagreed that the credits represent assets. The preceding and following discussion in the minutes surrounds whether the generator has obligations related to future emissions that would potentially preclude a “day one gain” as they would either have to utilize the credit issued or purchase credits. Unlike LSEs, we do not market power to end-use customers and therefore do not have any obligation to either source renewable power or purchase RECs (i.e., we do not use RECs as offsets for our account). There are no claw back features associated with the RECs received by the company. Upon generation of the power supporting the REC, our obligations with respect to the RPS are complete and the ultimate monetization of the RECs is solely dependent on the completion of the administrative process by the ISO to credit our account and delivering the RECs to third parties (as mentioned above, the contracts are typically entered around the date we generate the RECs) or on the ISO. As mentioned above, we have monetized all RECs generated since we have participated in the program.
     We believe the RECs represent an asset at the date of generation based on FASB Concepts No. 6 as “a probable future economic benefit obtained or controlled by a particular entity as a result of past transactions or events.” This asset is recognized at fair value as we believe the issuance of the RECs are nonreciprocal transfers as defined in ASC paragraph 845-10-30-1, which states “a nonmonetary asset received in a nonreciprocal transfer shall be recorded at the fair value of the asset received.” We acknowledge that in paragraph 57 of the April 8, 2009 minutes members of the board opposed recording a gain on day one because “an entity receives assets for which the entity gave nothing in a transaction that is not a nonreciprocal transfer.” We also note that in the meeting handout, the FASB staff indicates that granting of emissions credits are not nonreciprocal transfer due to fact that they are granted to offset entities’ own emissions. We believe in our situation that the generation of a REC is a nonreciprocal transfer as we do not have emissions to offset and have no further obligations under the RPS. Further, in paragraph 61 of the minutes Mr. Herz states “if an entity expected to use half of its issued offsets, he would support recognizing the other half of those offsets at fair value.” As we will not utilize any of the credits issued to us, this statement supports our position recording a REC at fair value on the date we generate.
     We do not believe that comments made by the Board members in the April 8, 2009 minutes would preclude us from recognizing on the day we generate the power supporting the REC an asset measured at fair value as they are discussing entities with potential future obligations such as LSEs.
     We note that Ridgewood Electric Power Trust IV records RECs as income on the day they are generated. In their 2008 10-K, they state the following: “Renewable attribute revenue is derived from the sale of the renewable portfolio standard attributes (‘RPS Attributes’). As discussed in Note 8, qualified renewable electric generation facilities produce RPS Attributes when they generate electricity. Renewable attribute revenue is recorded in the month in which the RPS Attributes are produced, as Ridgewood Providence has substantially completed its obligations for entitled benefits, represented by the underlying generation of power within specific environmental requirements.” We believe this is the registrant that is most analogous to our situation as they generate RECs in the same ISO that a significant portion that ours are generated in, and they do not have a requirement to purchase power from renewable sources or RECs. While several utilities may have renewable assets that generate RECs, they will have a requirement to purchase renewable power or RECs and therefore will likely have a different accounting policy with respect to RECs.
     Absent specific authoritative guidance to the contrary related to RECs and based on the literature cited above, we believe it is appropriate to record the RECs on the date of generation at fair value.
Note 3. Acquisitions. Business Development and Dispositions. page 86
2.	We have reviewed your response to comment 4 in our letter dated June 11, 2010. Considering the potential materiality to your financial statements of recording an impairment related to your City of Harrisburg receivable, please disclose in future filings the amount of your Harrisburg reserve or that no reserve has been recorded. We believe such disclosure would provide material information for investors.
     In future filings beginning with the quarterly report on Form 10-Q for the period ended September 30, 2010, the Company will include disclosure regarding whether or not we have recorded an impairment with respect to the Harrisburg receivable.
Definitive Proxy Statement Schedule 14A
Annual Incentive Cash Awards, page 25

3.	In your response to comment 15 in our letter dated June 11, 2010 you refer us to correspondence dated 2007 with your legal counsel. However, it appears that the competitive harm argument you reference relates to business area performance measures and future period disclosure. Our comment asked you to explain how you applied the SHE, financial performance and individual growth measures that you disclose in the proxy statement to calculate the annual cash incentives for each executive officer for the prior completed fiscal year, since it is unclear how you calculated these cash awards as reflected in the summary compensation table. For example, on page 32 you state that Mr. Orlando’s base salary was $700,000 and his bonus was $779,534. Please disclose the formula used to calculate this bonus. Also disclose the formula used to calculate the overall performance percentages for fiscal 2009 on page 30.

Response:
     The determination of annual non-equity incentive awards is not based upon a purely mathematical formula. Rather, the Company determines annual non-equity incentive awards by measuring performance in several categories, and, as described on page 29 of the Proxy Statement, “many of the factors that influence [these] determinations are subjective, are based upon positive and negative developments during the prior year and vary from year to year based upon our goals and actions undertaken or desired to be taken within such period.” As disclosed on page 26 of the Proxy Statement under “Application of Performance Measures,” in 2009, for each named executive officer, (a) 10% of such officer’s non-equity incentive award was determined by the Company’s performance under safety, health and environmental performance measures (referred to as the “SHE Performance Measure”), involving subjective judgments regarding performance; (b) 25% of such officer’s non-equity incentive award was determined by the Company’s actual free cash flow compared to a target for free cash flow (referred to as the “Financial Performance Measure”); and (c) the remaining 65% of such officer’s non-equity incentive award was based upon the individual performance of such officer compared to various broadly-defined and subjectively judged performance measures that were specific to such officer’s roles and responsibilities (referred to as the “Individual Growth Measures”). For each of these components and as described below, a percentage of achievement against target performance was assigned in order to derive the total bonus payout. As described on page 26 of the Proxy Statement under “Target Bonus,” the Compensation Committee sets “target” bonus levels for each named executive officer. In 2009, the target bonus level for Mr. Orlando was 90% of his annual base salary, or $630,000.
     The SHE Performance Measure, as discussed on page 26 of the Proxy Statement, in 2009 was a subjective measure based upon the Company’s satisfaction of a combination of goals related to improvements in performance with respect to job safety and environmental emissions. It is not based upon any specific formula or specific items or achievements. The SHE Performance Measure was assessed in 2009, at the discretion of the Compensation Commission and upon the recommendation of the Chief Executive Officer, at 60% of target for named executive officers, except as disclosed on page 26 of the Proxy Statement, that for Mr. Orlando, as Chief Executive Officer, and for the Chief Operating Officer and the President of Americas, the SHE Performance Measure portion of the non-equity incentive award was completely eliminated due to a serious accident during 2009. Therefore, Mr. Orlando did not receive any bonus with respect to the SHE Performance Measure, and certain of the other named executive officers received an amount equal to 60% of the bonus target for the SHE Performance Measure, which accounted for 10% of each such officer’s overall bonus target.
     The calculation of the Financial Performance Measure for 2009 was discussed in detail on pages 26 and 27 of the Proxy Statement. The target free cash flow, actual free cash flow and payout variance for 2007, 2008 and 2009 was set forth in the table on page 27 of the Proxy Statement. Because the actual, adjusted free cash flow of the Company for 2009 exceeded target free cash flow (but was below the “stretch” levels the Company had established), the 25% of each named executive officer’s non-equity incentive award that was determined based upon the Financial Performance Measure was paid at a level equal to 170% of such officer’s target bonus. Accordingly, Mr. Orlando received $267,750 in 2009 on account of the Financial Performance Measure (i.e., $700,000 multiplied by 90% multiplied by 25% multiplied by 170%).
     As discussed on pages 28 and 29 of the Proxy Statement, the determination of Individual Growth Measures is highly subjective and is based on individual performance in several categories, which are separately weighted for each named executive officer to reflect such officer’s areas of responsibility and ability to influence, control and impact results. The major categories of evaluation and the principal factors by which individual performance was measured in 2009 were set forth on page 29 of the Proxy Statement. No specific formula was used to determine the amount of the non-equity incentive compensation related to the Individual Growth Measures, but a subjective judgment of such officer’s performance within each of these categories was made and aggregated for a determination of the portion of the non-equity incentive award attributable to Individual Growth Measures. Therefore, Mr. Orlando and the other named executive officers received differing amounts based on their individual performance within each of the categories of evaluation with respect to the Individual Growth Measures, which accounted for 65% of each such officer’s overall bonus target. Accordingly, Mr. Orlando’s Individual Growth Measures aggregated to approximately 125% of targets, resulting in a non-equity incentive award equal to $511,793 in 2009 (i.e., $700,000 multiplied by 90% multiplied by 65% multiplied by approximately 125%).
     As stated in the letter from David Stone of Neal, Gerber & Eisenberg LLP, the Company’s outside legal counsel, to Ms. Ellie Quarles, Special Counsel, dated October 1, 2007 (the “2007 Letter”), it is the Company’s position that the weighting of the individual categories of Individual Growth Measures for each named executive officer, as well as each individual named executive officer’s performance within each such category, constitutes confidential business information, the disclosure of which would cause the Company competitive harm. As set forth in response to Comment 1 in the 2007 Letter, “With respect to specific disclosures that identify the specific percentages applicable to each of the Individual Performance Measures and the specific actions or performance that determined the compensation received by such named executive officer, the Company believes that such specific information constitutes confidential business information, the disclosure of which would cause the Company competitive harm. A complete explanation, including the legal rationale for this position, is set forth in response to Comment 4 under the sub-heading Disclosure of Business Area Performance Measures (‘Individual Performance Measures’).” The response set forth in Comment 4 then provided the legal and factual analysis supporting the Company’s position that disclosure of such individual measures would cause competitive harm to the Company. Among other things, the 2007 Letter stated that this information regarding Individual Growth Measures is not disclosed because of its “inherent business sensitivity and insight into the business plans and directions of the Company.” While our response in the 2007 Letter with regard to Financial Performance Measures was limited to current and prospective disclosures, since that information was derived from financial statements, there was no such limitation in the discussion of the confidentiality of Individual Performance Measures. Further, we believe that the disclosures highlighted above are consistent with the Company’s undertakings for future filings in response to Comment 1 in the 2007 Letter.
     The aggregate non-equity incentive award for each named executive officer, as well as a comparison to each such officer’s target bonus, was disclosed in the chart at the top of page 30 of the Proxy Statement. The aggregate non-equity incentive award is simply equal to the sum of the amounts payable with respect to each of the SHE Performance Measures, the Financial Performance Measures and the Individual Growth Measures. For example, in 2009, Mr. Orlando received a non-equity incentive award equal to $779,534, which was comprised of the sum of the amounts payable with respect to each of the SHE Performance Measure (i.e., $0), the Financial Performance Measure (i.e., $267,750) and the Individual Performance Measure (i.e., $511,703). This amount ($779,543) represents 124% of Mr. Orlando’s target bonus for 2009 of $630,000. Accordingly, in response to the Staff’s comments and consistent with the foregoing, in future filings, the Company will add a table setting forth the amount attributable to each portion (i.e., the SHE Performance Measure, the Financial Performance Measure, and the Individual Growth Measure) and the aggregate award amount of the non-equity incentive compensation payments for each of the named executive officers for the prior year’s award as reflected in the Summary Compensation Table.
*   *   *   *   *
     The Company understands that this response will be considered confirmation of the Company’s awareness of the Company’s obligations under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, and that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments, please do not hesitate to contact me directly at 973.882.7308.

Sincerely,

Timothy J. Simpson

cc:	Anthony Orlando Sanjiv Khattri Thomas Bucks David S. Stone